FOR IMMEDIATE RELEASE

AutoChina International Reports 2013 Third Quarter and Nine Months Financial Results,

Commercial Vehicle Revenues Increase of 204%

Shijiazhuang, Hebei Province, China – December 13, 2013 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported financial results for the third quarter and nine months ended September 30, 2013.

Operational Highlights

•	3,166 commercial vehicles leased in third quarter of 2013, a 174.4% increase from 1,154 in prior-year period
•	During the 2013 third quarter, the Company established four additional commercial vehicle financing and service centers, and closed one of its centers in Jiangsu province. As of September 30, 2013, AutoChina operated 538 financing and service centers in 26 provinces.

Q3 2013 Financial Highlights (comparisons are year over year)

•	Total revenues of $176.4 million, up 140.6% from $73.3 million, largely due to the increase in new commercial vehicle leases initiated during Q3 2013
•	Gross profit of $18.6 million, compared to $21.8 million, primarily as a result of the significantly larger number of new trucks purchased for leases initiated during Q3 2013, which have a relatively low margin, while finance income, which is relatively high margin, contributed a greater percentage of revenues in Q3 2012
•	Net income of $3.3 million, or $0.14 per diluted share, compared to $4.5 million, or $0.19 per diluted share
•	Adjusted EBITDA of $8.3 million, compared to $11.9 million

Nine Months 2013 Financial Highlights (comparisons are year over year)

•	Total revenues of $419.8 million, up 49.3% from $281.2 million
•	Gross profit of $51.0 million, compared to $71.6 million
•	Net income of $8.0 million, compared to $21.0 million
•	Adjusted EBITDA of $22.5 million, compared to $43.5 million

Operational and Market Review

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We continue to see steadily improving conditions in our marketplace. We had our second consecutive quarter of strong lease growth during the 2013 third quarter, and the increased revenues for the period will provide substantial earnings from finance margin over the coming quarters. We continued to keep our default rate stable during the decline in the market cycle and now intend to place our focus on expansion and growth. According to the China Association of Automobile Manufacturers, sales of commercial vehicles in China were up 7.38% to 3.36 million units during the first 10 months of 2013. We continue to operate in the largest global market according to a recent global market report by AlixPartners, as China produced 33% of all commercial trucks built worldwide last year (by comparison North American comprised 18%), and sales of commercial trucks are expected to improve by approximately 7% year-over-year to 995,000 units in 2013. We intend to leverage the infrastructure AutoChina invested in during the recent downward economic cycle in our industry and are optimistic about our prospects in the coming quarters.”

Heavy Truck Sales

The Company announced that it recorded 3,166 new leases of commercial vehicles (primarily Class 8 heavy trucks) as part of the Company’s sales-type leasing program in the third quarter of 2013, an increase of 174.4% compared to 1,154 in the third quarter of 2012.

At September 30, 2013, the Company had 13,311 leased vehicles under its sales-type leasing program. AutoChina believes that China’s heavy truck industry has begun showing signs of recovery throughout the year, as both output and sales volume have begun to stabilize. Through the first nine months of 2013, the Company recorded 7,612 new leases, a 66.6% increase from 4,569 trucks leased in the prior-year period. An additional 43 trucks were leased under AutoChina’s used commercial vehicle sale-leaseback program during the third quarter of 2013, compared to 201 in the prior-year period.

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December 13, 2013

Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 45,000 trucks.

Expansion of Specialty Finance Store Network

During the 2013 third quarter, the Company established four additional commercial vehicle financing and service centers, one in Sichuan province, two in Yunnan province, and one in Fujian province. The Company also closed one of its centers in Jiangsu province. As of September 30, 2013, AutoChina operated 538 financing and service centers in 26 provinces. The Company operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

Financial Review

2013 Third Quarter

Revenues

•	Total revenues for the third quarter ended September 30, 2013, were $176.4 million, a 140.6% increase from $73.3 million in the prior-year period.

(in thousands)	Three months ended September 30, 2013		Three months ended September 30, 2012
	Amount	% of Revenue	Amount	% of Revenue	YoY % Change
Commercial vehicles	$159,542	90.5%	52,485	71.6%	204.0%
Finance	10,576	6.0%	16,381	22.3%	(35.4)%
Insurance	6,029	3.4%	4,448	6.1%	35.5%
Rent and property management	242	0.1%	—	0.0%	100.0%
Total revenues	$176,389	100.0%	73,314	100.0%	140.6%

•	Commercial vehicle revenues increased 204.0% to $159.5 million from $52.5 million in the prior-year period, primarily as a result of the increase in new leases initiated during the period. The increase in commercial vehicle revenues was also a result of an increase in average price per vehicle, from $45,500 per vehicle in the 2012 third quarter to $50,400 per vehicle in the 2013 third quarter.
•	The Company reported finance revenue of $10.6 million, or 6.0% of total revenues, during the third quarter of 2013, compared to $16.4 million in the prior-year period, as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect and a decrease in the effective interest rate on leases during the three months ended September 30, 2013, compared to the third quarter of 2012.
•	Once a lease term ends, a customer can elect to continue to participate in AutoChina’s service and support network, and the Company will charge service and support fees on a monthly basis when the services are rendered. As of September 30, 2013, owners of 1,501 vehicles continued to pay for services after the termination of the direct financing and sales-type lease, representing a retention rate of approximately 5.0%.
•	The Company launched its own insurance agency business in December 2011 and has signed agreements with seven major insurance carriers in China. All of AutoChina’s branch locations are each licensed to sell insurance from these carrier partners. The Company’s insurance related revenue increased 35.5% to $6.0 million during the period from $4.4 million in the prior-year period.
•	Rent and property management revenue from the Company’s newly commenced office leasing business totaled $242,000. The office leasing business did not exist in the prior-year period.

Gross Profit/Margin

•	Cost of sales during the period totaled $157.8 million, compared to $51.5 million in the prior-year period, as a result of the increased number of leases initiated.
•	Gross profit was $18.6 million in the three months ended September 30, 2013, compared to $21.8 million in the prior-year period.

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December 13, 2013

•	Gross margin decreased to 10.6% for the three months ended September 30, 2013, from 29.7% in the prior-year period, primarily due to the significantly higher number of new leases established during the period, which increased the revenue contributions from the lower-margin initial establishment of new leases relative to the higher-margin monthly amortized finance income.
•	AutoChina expects margins to improve as these new leases generate finance income over the next two years, increasing the percentage of revenues from finance and insurance income.

Net Income

•	Net income in the three months ended September 30, 2013, was $3.3 million, or $0.14 per diluted share based on 23.6 million diluted weighted average shares outstanding, compared to $4.5 million, or $0.19 per share based on 23.5 million diluted weighted average shares outstanding, in the three months ended September 30, 2012.

Adjusted EBITDA

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and accretion of stock repurchase obligation, was $8.3 million for the quarter ended September 30, 2013, compared to $11.9 million in the prior-year quarter.

See “Non-GAAP Financial Measures” below for a description of Adjusted EBITDA.

Nine Months 2013

•	Revenues for the nine months ended September 30, 2013, were $419.8 million, a 49.3% increase from $281.2 million in the prior-year period. The Company reported $373.2 million in commercial vehicle revenues, and $46.6 million in revenues related to finance, insurance, and real estate.

•	Gross profit for the nine months ended September 30, 2013, was $51.0 million, representing gross margin of 12.1%, a decrease from gross margin of 25.5% for the same period in 2012, which is primarily due to reasons stated in the 2013 third quarter financial review.

•	Net income for the nine months ended September 30, 2013, was $8.0 million, or $0.34 per share based on 23.7 million diluted weighted average shares outstanding, compared to $21.0 million, or $0.89 per share based on 23.7 million diluted weighted average shares outstanding, in the prior-year period.

•	Adjusted EBITDA for the nine months ended September 30, 2013, was $22.5 million, compared to $43.5 million in the prior-year period.

Balance Sheet Highlights

At September 30, 2013, AutoChina’s cash and cash equivalents (not including restricted cash) were $9.5 million, working capital was $66.9 million, total debt was $155.2 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $245.4 million, compared to $75.8 million, $105.4 million, $170.3 million, and $228.4 million, respectively, at December 31, 2012.

About AutoChina International Limited

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.  As of September 30, 2013, the Company owned and operated 538 commercial vehicle financing centers across China, and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;

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December 13, 2013

•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT

At the Company

Jason Wang

Chief Financial Officer

(858) 997-0680 / jcwang@kywmall.com

Investor Relations

The Equity Group Inc.

Carolyne Yu

Senior Associate

(415) 568-2255 / cyu@equityny.com

Adam Prior

Senior Vice President

(212) 836-9606 / aprior@equityny.com

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December 13, 2013

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Revenues
Commercial vehicles	$159,542	$52,485	$373,216	$214,221
Finance	10,576	16,381	31,356	56,659
Insurance	6,029	4,448	15,034	10,323
Property lease and management	242	—	242	—
Total revenues	176,389	73,314	419,848	281,203

Cost of sales
Commercial vehicles	2,797	1,508	7,254	6,082
Commercial vehicles, related parties	153,190	49,233	358,146	202,212
Insurance	985	794	2,663	1,265
Property lease and management	806	—	806	—
Total cost of sales	157,778	51,535	368,869	209,559

Gross profit	18,611	21,779	50,979	71,644

Operating (income) expenses
Selling and marketing	2,559	2,660	7,380	7,511
General and administrative	12,453	13,689	35,697	30,634
Interest expense	1,771	2,011	5,220	8,782
Interest expense, related parties	614	174	991	685
Other income, net	(3,294)	(4,044)	(9,934)	(4,934)
Total operating expenses	14,103	14,490	39,354	42,678

Income from operations	4,508	7,289	11,625	28,966

Other income
Interest income	148	74	375	226
Other income	148	74	375	226

Income before income taxes	4,656	7,363	12,000	29,192

Income tax provision	(1,392)	(2,837)	(3,963)	(8,240)

Net income	3,264	4,526	8,037	20,952
Foreign currency translation adjustment	1,400	(1,651)	6,410	(2,082)

Comprehensive income	$4,664	$2,875	$14,447	$18,870

Earnings per share
Basic	$0.14	$0.19	$0.34	$0.89
Diluted	$0.14	$0.19	$0.34	$0.89

Dividend declared per share	$—	$—	$—	$0.25
Weighted average shares outstanding
Basic	23,542,468	23,538,919	23,540,106	23,538,919
Diluted	23,560,402	23,538,919	23,740,298	23,658,660

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	September 30,	December 31,
	2013	2012
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$9,529	$75,777
Restricted cash	979	160
Accounts receivable, net of provision for doubtful debts of $18,739 and $12,041 respectively	33,580	32,956
Inventories	5,482	6,728
Deposits for inventories	64	20
Prepaid expenses and other current assets	5,804	4,512
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful debts of $448 and $296, respectively	201,901	196,213
Deferred income tax assets	4,100	—
Total current assets	261,439	316,366

Construction in progress	—	76,669
Property, equipment and leasehold improvements, net	82,328	4,985
Deferred income tax assets	4,304	2,547
Net investment in direct financing and sales-type leases, net of current maturities	93,163	38,739

Total assets	$441,234	$439,306

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $76,448 and $75,412 as of September 30, 2013 and December 31, 2012, respectively)	$112,232	$102,458
Long-term payables, current portion (including long-term payables, current of the consolidated VIEs without recourse to AutoChina of nil and nil as of September 30, 2013 and December 31, 2012, respectively)	1,388	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $5,450 and $68 as of September 30, 2013 and December 31, 2012, respectively)	10,342	16,392
Accounts payable, related parties (including accounts payable of the consolidated VIEs without recourse to AutoChina of nil and $706 as of September 30, 2013 and December 31, 2012, respectively)	367	2,228
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $10,362 and $4,857 as of September 30, 2013 and December 31, 2012, respectively)	20,622	15,049
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of nil and $86 as of September 30, 2013 and December 31, 2012, respectively)	41,171	65,595
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $414 and $161 as of September 30, 2013 and December 31, 2012, respectively)	2,664	1,956
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $3,894 and $1,931 as of September 30, 2013 and December 31, 2012, respectively)	5,754	2,551

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	September 30,	December 31,
	2013	2012
	(unaudited)

Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of nil and nil as of September 30, 2013 and December 31, 2012, respectively)	—	4,717
Total current liabilities	194,540	210,946

Noncurrent liabilities
Long-term payables (including long-term payables of the consolidated VIEs without recourse to AutoChina of nil and nil as of September 30, 2013 and December 31, 2012, respectively)	1,250	—

Total liabilities	195,790	210,946

Commitment and Contingencies

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,545,939 shares at September 30, 2013 and December 31, 2012, respectively	24	24
Additional paid-in capital	326,493	323,856
Statutory reserves	16,997	16,997
Accumulated losses	(127,450)	(135,487)
Accumulated other comprehensive income	29,380	22,970
Total shareholders’ equity	245,444	228,360

Total liabilities and shareholders’ equity	$441,234	$439,306

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December 13, 2013

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2013	2012

Net cash (used in) provided by operating activities	$(41,994)	$200,048

Cash flow from investing activities:
Capital expenditure on construction in progress	—	(75,838)
Purchase of property, equipment and leasehold improvements	(8,755)	(2,275)
Repayment (borrowing) of due from an affiliate	—	7,886

Net cash used in investing activities	(8,755)	(70,227)

Cash flow from financing activities:
Proceeds from borrowings	121,546	86,933
Repayments of borrowings	(111,572)	(186,065)
Proceeds from affiliates for debt	7,682	128,145
Repayment to affiliates	(32,620)	(130,314)
Increase in accounts payable, related parties	358,146	202,124
Repayment to accounts payable, related parties	(360,035)	(196,981)
Dividend paid	—	(5,885)
Capital distribution	—	(29,285)

Net cash provided by used in financing activities	(16,853)	(131,328)

Net cash used in operating, investing and financing activities	(67,602)	(1,507)

Effect of foreign currency translation on cash and cash equivalents	1,354	263

Net decrease in cash and cash equivalents	(66,248)	(1,244)

Cash and cash equivalents, beginning of the period	75,777	43,048

Cash and cash equivalents, end of the period	$9,529	$41,804

Supplemental disclosure of cash flow information:
Interest paid	$6,399	$13,346
Income taxes paid	$11,332	$8,215

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December 13, 2013

Non-GAAP Financial Measures ($ in thousands)

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Net income attributable to shareholders	$3,264	$4,526	$8,037	$20,952

Interest expenses	2,385	2,185	6,211	9,467

Interest income	(148)	(74)	(375)	(226)

Income tax provision	1,392	2,837	3,963	8,240

Stock-based compensation	-	1,979	1,941	3,627

Depreciation & Amortization	1,385	492	2,727	1,411

Adjusted EBITDA	$8,278	$11,945	$22,504	$43,471

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense (income), income taxes, depreciation and amortization, as well as the exclusion of stock-based compensation and accretion of stock repurchase obligations. Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations of therein. For example, Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter. The table above has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.